United Rentals, Inc.
5 Greenwich Office Park
Greenwich, CT 06831
May 20, 2011
VIA EDGAR AND BY HAND
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Cash Branch Chief

RE:	United Rentals, Inc. United Rentals (North America), Inc. Form 10-K for the year ended December 31, 2010 File Nos. 1-14387 and 1-13663
Ladies and Gentlemen:
Set forth below are the Company’s responses to the comment letter dated May 11, 2011 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.
Form 10-K for the year ended December 31, 2010
Notes to Consolidated Financial Statements
4.	Segment information, page 58

We note your response to our prior comment four. It is unclear to us what product line disclosure was included in MD&A. Please explain. In this regard, please tell us how you have considered your classes and categories of rental equipment described on page 2 in determining your product lines. Please provide us with an example of how you intend to revise your disclosure in future filings.
Response:
The Company acknowledges the Staff’s comments. With respect to our prior reply concerning product line disclosures included in MD&A, please note that we were referring to the tabular presentation of each reporting segment’s revenue generating activities (Equipment rentals, Sales of rental equipment, Sales of new equipment, Contractor supplies sales, Service and other revenues). As explained in further detail below, we believe that these revenue lines represent products and services as contemplated by ASC 280-10-50-40, and that the revised disclosure below is consistent with the ASC 280 “management approach”, the objective of which is to present segment results on the same basis that management uses when making operating decisions and assessing performance. The primary change to the proposed revised segment footnote below is the disclosure of the revenue lines by segment. Additionally, the types of equipment rented by each segment are disclosed consistent with the disclosure on page 2 (including the equipment rental revenue contribution of each equipment type).

As the revised disclosure below presents our segment revenue on the same basis as our consolidated revenue, we believe this satisfies the requirements of ASC 280-10-50-40 which states: “The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements.” Further, this presentation is consistent with the ASC 280 management approach, as it reflects how revenues are presented internally on a monthly basis to senior management as part of our Corporate Monthly Operating Review (“MOR”), which is the principal mechanism used by our Chief Operating Decision Maker and other members of senior management to evaluate the Company’s operating results.
At December 31, 2010, we had over 210,000 units of equipment and approximately 2,900 classes of equipment. The types of rental equipment disclosed on page 2 reflect groupings of the 2,900 classes of equipment included in our equipment rental revenue, however, internally (as seen in the MOR, which does not include a breakdown of equipment rental revenue by type of equipment) and externally when we discuss the equipment rental revenue drivers such as rate and utilization, we generally do so in the aggregate. We believe that reporting the revenue from the 2,900 classes of equipment as a single line item is consistent with both the ASC 280-10-50-40 product/service approach and, more broadly, the ASC 280 management approach. Additionally, based on the Staff’s most recent comment and with consideration to the rental equipment categories referenced on page 2, we added the equipment rental revenue contribution of each equipment category, which we believe is meaningful to the reader. For the reasons discussed above, we believe the following revised disclosure is consistent with both the ASC 280-10-50-40 requirements and the overall management approach per ASC 280:
4. Segment Information
Our reportable segments are general rentals and trench safety, power and HVAC. The general rentals segment includes the rental of the following equipment:
•	General construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earthmoving equipment and material handling equipment, which accounted for approximately 41 percent of our total 2010 equipment rental revenue;

•	Aerial work platforms, such as boom lifts and scissor lifts, which accounted for approximately 40 percent of our total 2010 equipment rental revenue; and

•	General tools and light equipment, such as pressure washers, water pumps, generators, heaters and power tools, which accounted for approximately 9 percent of our total 2010 equipment rental revenue.
The general rentals segment comprises seven geographic regions—the Southwest, Gulf, Northwest, Southeast, Midwest, East, and Northeast Canada—as well as the Aerial West region and operates throughout the United States and Canada.

The trench safety, power and HVAC segment includes the rental of specialty construction products such as the following:
•	Trench safety equipment, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment for underground work, which accounted for approximately 5 percent of our total 2010 equipment rental revenue; and

•	Power and HVAC equipment, such as portable diesel generators, electrical distribution equipment, and temperature control equipment including heating and cooling equipment, which accounted for approximately 5 percent of our total 2010 equipment rental revenue.
The trench safety, power and HVAC segment’s customers include construction companies involved in infrastructure projects, municipalities and industrial companies. This segment operates throughout the United States and has two locations in Canada.
These segments align our external segment reporting with how management evaluates and allocates resources. We evaluate segment performance based on segment operating results.
The accounting policies for our segments are the same as those described in the summary of significant accounting policies in note 2. Certain corporate costs, including those related to selling, finance, legal, risk management, human resources, corporate management and information technology systems, are deemed to be of an operating nature and are allocated to our segments based on either the actual amount of costs incurred in the prior year for selling, general and administrative expenses or equipment rental revenue generating activities.
The following table presents financial information by segment for the years ended December 31, 2010, 2009 and 2008, except for balance sheet information, which is presented as of December 31, 2010 and 2009.

	General	Trench safety,
	rentals	power and HVAC	Total
2010
Equipment rentals	$1,693	$141	$1,834
Sales of rental equipment	134	10	144
Sales of new equipment	72	6	78
Contractor supplies sales	89	6	95
Service and other revenues	83	3	86

Total revenue	2,071	166	2,237
Depreciation and amortization expense	426	23	449
Segment operating income	199	32	231
Capital expenditures	344	30	374
Total assets	3,458	235	3,693

2009
Equipment rentals	$1,700	$130	$1,830
Sales of rental equipment	218	11	229
Sales of new equipment	81	5	86
Contractor supplies sales	114	7	121
Service and other revenues	89	3	92

Total revenue	2,202	156	2,358
Depreciation and amortization expense	449	25	474
Segment operating income	123	22	145
Capital expenditures	295	16	311
Total assets	3,633	226	3,859

2008
Equipment rentals	$2,326	$170	$2,496
Sales of rental equipment	252	12	264
Sales of new equipment	172	7	179
Contractor supplies sales	202	10	212
Service and other revenues	113	3	116

Total revenue	3,065	202	3,267
Depreciation and amortization expense	485	28	513
Segment operating income	500	51	551
Capital expenditures	686	18	704

The following is a reconciliation of segment operating income to total Company operating income (loss):

	Year Ended December 31,
	2010	2009	2008
Total segment operating income	$231	$145	$551
Unallocated items:
Restructuring charge	(34)	(31)	(20)
Charge related to settlement of SEC inquiry	—	—	(14)
Goodwill impairment charge	—	—	(1,147)

Operating income (loss)	$197	$114	$(630)

We operate in the United States and Canada. The following table presents geographic area information for the years ended December 31, 2010, 2009 and 2008, except for balance sheet information, which is presented as of December 31, 2010 and 2009. All the foreign assets as of December 31, 2010 are Canadian, and the foreign information in the following table primarily relates to Canada.

	Domestic	Foreign	Total
2010
Equipment rentals	$1,569	$265	$1,834
Sales of rental equipment	121	23	144
Sales of new equipment	59	19	78
Contractor supplies sales	71	24	95
Service and other revenues	68	18	86

Total revenue	1,888	349	2,237
Rental equipment, net	1,985	295	2,280
Property and equipment, net	365	28	393
Goodwill and other intangibles, net	182	45	227

2009
Equipment rentals	$1,602	$228	$1,830
Sales of rental equipment	200	29	229
Sales of new equipment	70	16	86
Contractor supplies sales	96	25	121
Service and other revenues	78	14	92

Total revenue	2,046	312	2,358
Rental equipment, net	2,151	263	2,414
Property and equipment, net	405	29	434
Goodwill and other intangibles, net	187	44	231

2008
Equipment rentals	$2,185	$311	$2,496
Sales of rental equipment	237	27	264
Sales of new equipment	140	39	179
Contractor supplies sales	175	37	212
Service and other revenues	100	16	116

Total revenue	2,837	430	3,267

15.	Commitments and Contingencies, page 74

We note your response to our prior comment eight. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding why you cannot reasonably estimate the possible loss or range of loss that may result from your First New York Securities actions. In this regard, please tell us what efforts you are undertaking on a quarterly basis to attempt to determine a possible loss or range of loss.
Response:
We cannot reasonably estimate the possible loss or range of loss that may result from the First New York Securities actions principally because the actions have been successfully dismissed in the lower courts at the pleadings stage. As a result, these actions have never advanced beyond the initial pleading stage. Thus, any estimate of liability and loss or range of loss associated with these actions would be speculative and premature because it would be formed without the benefit of any further proceedings in the case, including without depositions, interrogatories, or any other discovery on the merits, or any expert discovery with respect to damages.
As our prior disclosures reflect:
•	on March 10, 2009, the United States District Court for the District of Connecticut granted our motion to dismiss the plaintiffs’ consolidated amended complaint without prejudice, but granted lead plaintiffs leave to file a second consolidated amended complaint;

•	on August 24, 2009, the District Court granted our motion to dismiss plaintiffs’ second consolidated amended complaint with prejudice and subsequently entered judgment in our favor;

•	on August 30, 2010, the United States Court of Appeals for the Second Circuit, by summary order, affirmed the judgment of dismissal entered by the District Court;

•	on September 13, 2010, plaintiffs filed a petition for rehearing en banc, or panel rehearing, which was denied by the Second Circuit on February 24, 2011.
Plaintiffs have until May 25, 2011 to file a petition for certiorari in the United States Supreme Court. If the plaintiffs do not file such a petition by that date, or if they do timely file such a petition but it is denied, the dismissal with prejudice will become both final and non-appealable.
The efforts we undertake on a quarterly basis to attempt to determine a possible loss or range of loss include reviewing the status of the matter in detail with both inside counsel and outside counsel having primary responsibility for the matter. Accordingly, to the extent there are further developments in these actions, management will evaluate such developments and consider whether additional disclosure in future filings would allow a reader to better evaluate the magnitude of these claims. We will revise our future filings which report developments with respect to these actions to address the range of estimated loss if it can reasonably be estimated.
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The Company has reviewed the Staff’s comment letter and the Company’s responses with its independent auditor. The Company’s auditor has indicated its concurrence with the responses set forth herein.
In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely, UNITED RENTALS, INC.
/s/ William B. Plummer

William B. Plummer
Chief Financial Officer

cc:	Mindy Hooker Tricia Armelin Jonathan M. Gottsegen